December 8, 2006


By facsimile to (310) 552-5001 and U.S. Mail


Mr. Luo Ken Yi
China Architectural Engineering, Inc.
105 Baishi Road
Jiuzhou West Avenue
Zhuhai, People`s Republic of China

Re:	China Architectural Engineering, Inc.
	Registration Statement on Form SB-2
	Filed November 13, 2006
File No. 333-138603
Annual Report on Form 10-KSB for the fiscal year ended December
31,
2005 and
Subsequent Exchange Act Reports
File No. 333-114622

Dear Mr. Luo:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


SB-2

General

1. We consider reverse acquisitions with non-operating public shells to be capital transactions in substance rather than business combinations and look to the accounting acquirer`s eligibility as a small business issuer. Here, Full Art International, Ltd. or Full Art is the accounting acquirer and does not satisfy the definition of a small business issuer because its revenues are more than $25 million. See Item 10(a)(1)(i) of Regulation S-B. Based on the above, please revise this filing to provide three years of audited financial statements and related disclosures for Full Art.

2. Consistent with the above comment regarding eligibility as a small
business issuer, please file your amendment on Form S-1, and include
all additional disclosures required by that form.   Ensure that
the
amendment is tagged on the EDGAR system as a pre-effective amendment on Form S-1 to the registration statement on Form SB-2. In the calculation of registration fee table on the registration statement`s facing page, indicate by footnote or in some other manner that the fee was paid previously when you filed initially the registration statement on Form SB-2. The file number shown above will not change.

3. Disclosure indicates that China Architectural Engineering, Inc.
or
CAEI was a reporting "blank check" shell company with no operations before closing the share exchange transaction on October 17, 2006. Our view is that both before and after the transaction CAEI`s promoters or affiliates and their transferees are underwriters of the securities issued. Our view also is that Rule 144 would be unavailable for resale transactions in this situation, regardless of technical compliance with the rule. See our Worm no-action letter, publicly available January 21, 2000. As appropriate, revise the disclosure throughout the registration statement, including the thirty-fourth risk factor and the shares eligible for future sale section in the IPO prospectus and the resale prospectus` outside front cover page and the selling stockholders and plan of distribution sections, to make clear that:

* CAEI`s promoters or affiliates and their transferees "are" underwriters of the securities issued. Language such as "may be deemed to be" an underwriter is unacceptable.

* Rule 144 is unavailable for resale transactions in this situation.

4. Please update your financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

5. Please provide updated consents from your independent accountants in each amendment to your registration statement.

Registration Statement`s Facing Page

6. Since CAEI is relying on Rule 415 of Regulation C under the
Securities Act for the securities being offered under the resale prospectus, check the applicable box.

IPO Prospectus

7. We note that non-Rule 430A information, including the number of shares being registered, is omitted throughout the IPO prospectus. To the extent practicable, complete the information before amending the registration statement.

Outside Front Cover Page

8. We note that you omit an estimated price range for the
offering.
You may omit an estimated price range in the first amendment, provided you give us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement`s effectiveness. We consider estimated price ranges of up to $2.00 if under $20.00 or 10%
if over $20.00 to be a good faith estimate for purposes of requirements under the Securities Act. Further, confirm that you will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers. See Item 501(a)(8)
of Regulation S-B.

Principal Terms of the Share Exchange, page 3

9. We note your disclosures here and on page 52 concerning your registration rights agreement in which you committed to file a registration statement for 2.9 million shares within 10 days after the end of the six month period that immediately follows November 10,
2006. Please tell us whether this registration agreement includes any financial penalties for your company if you do not meet this May
20, 2007 deadline. If so, please tell us what consideration you have given to the guidance in EITF 05-4 and which of the three views in this EITF`s Issue Summary No. 1 you have adopted. You can access this Issue Summary on the EITF`s website at http://www.fasb.org/eitf/IS0504WW.pdf.


Summary Financial Data, page 5

10. We read that you will expense the two million shares issued to FirstAlliance Financial Group, Inc., and as a result, your earnings will be reduced for the quarter and year ended December 31, 2005. Given the October 2006 date of your merger, we assume that this is a typo and you meant to say that you will reduce your earnings for the quarter and year ended December 31, 2006. Also see your similar disclosure in the middle of page 17. Please advise or revise.

Risk Factors, page 6

11. Your filing contains a large number of risk factors, some of which do not appear to be current and material. Please note that you should not discuss any possible risk, no matter how remote, but rather focus on current, material risks to the company, its business and shareholders. Please review your risk factors and remove remote, immaterial risks.

12. Disclosure in the eighth risk factor states that CAEI`s business is dependent on the prices of steel and aluminum and that steel and aluminum prices have been volatile in recent years. Provide quantitative data on the range of steel and aluminum prices during a recent period in support of the statement.

13. Disclosure in the eleventh risk factor states that CAEI has employees working in high security risk countries located in the Middle East and Southwest Asia. Identify the high security risk countries in which CAEI has employees working. We may have additional comments upon review of your response.

Cautionary Statement Regarding Forward-Looking Statements, page 19

14. Since this is CAEI`s initial public offering, CAEI is ineligible to rely on the safe harbor for forward-looking statements. See section 27A(b)(2)(D) of the Securities Act and section
21E(b)(2)(D)
of the Exchange Act. To avoid confusion on the applicability of the
Private Litigation Reform Act of 1995, delete the reference to the act. Alternatively, explain that CAEI is ineligible to rely on the safe harbor provisions under the Securities Act and the Exchange Act for forward-looking statements.

Capitalization, page 21

15. We note that you are reflecting 50 million shares of common stock outstanding in your actual June 30, 2006 information. Please revise so that the actual shares presented agrees to the historical equity statement of Full Art at June 30, 2006, with the number of shares restated for the recapitalization in a manner similar to a stock split. The shares effectively issued to the former shareholders of
CAEI, for services on the merger date, and for the private placement on the merger date may be included in your "as adjusted" information but should not be presented as actual for dates prior to the merger.
Also see our related comment on your historical equity statement, included below.

Pro Forma Financial Information, page 23

16. We do not object to your narrative disclosure in this section of the filing, but it is unclear to us why you have labeled this narrative as "pro forma." Instead, this narrative appears to present your accounting policy for how the October 2006 merger has impacted and is presented within your historical financial statements. Please tell us if you intend to provide pro forma financial statements, as defined by Article 11 of Regulation S-X, within this filing. If not, please revise the title of this section, as it may be confusing to your readers.

Management`s Discussion and Analysis, page 24

Critical Accounting Policies - Contract Receivable, page 25

17. You state that you "record an allowance for doubtful collections for our outstanding contract receivable at the end of the period in accordance with generally accepted principles in the PRC." Please revise your disclosure to state, if true, that your allowance for doubtful collections is recorded in accordance with U.S. GAAP.

Description of Business, page 32

18. We note your risk factor entitled "Our business is characterized by long periods for collection from our customers . . ." on page
8.
Please elaborate on your practices with regard to working capital items in the Business section, as required by Item 101(c)(vi) of Regulation S-K.

19. Disclosure in the third risk factor states that CAEI generally enters into three principal types of contracts with its clients: cost plus, fixed price, and time and materials. Please discuss the material terms of each type of contract in the Business section, and quantify the percentage of contracts attributable to each principal type of contract during the most recently completed year.



Facilities, page 41

20. Disclosure states that all of CAEI`s buildings and land are leased. Advise what consideration you have given to the filing of the leases as exhibits to the registration statement. See Item
601(b)(10)(i)(D) of Regulation S-B.

Employment Agreements, page 44

21. State each employment agreement`s term or duration.

Shares Eligible for Future Sale, page 51

22. In the narrative opposite the second entry in your table, please explain where the 3,733,550 shares come from. We assume that this number includes all shares being registered for resale at this time except for the shares underlying the warrants. In addition, it appears that you are registering shares for resale by existing securityholders as well as shares in the underwritten offering by the company on this registration statement. The disclosure currently refers to a separate registration statement. We believe that you mean to refer to a separate prospectus. Please revise as necessary.

Underwriting, page 53

23. Disclosure in the second paragraph that the underwriters` obligations are conditional and may be terminated at their discretion appears inconsistent with disclosure that this is a firm commitment underwriting agreement. Please reconcile the disclosures.

24. Please include the disclosure regarding syndicate short positions that is discussed in Section VIII.A.3 of the Division of Corporation
Finance`s Current Issues Outline dated November 14, 2000. The outline is available on our website at www.sec.gov.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-16

25. Please note that the audit opinion should contain both the city and state from which the auditor`s report has been issued. Refer to
Article 2-02(a)(3) of Regulation S-X.


Consolidated Statements of Income, page F-19

26. Please revise your historical statements of income to present earnings per share information as required by SFAS 128, Earnings per
Share. The earnings per share information should be retroactively restated to present the effects of the recapitalization since the transaction is essentially a stock split. In addition, please revise the notes to your consolidated financial statements to include the disclosures required by paragraph 40 of SFAS 128.

Consolidated Statements of Stockholders` Equity, page F-20

27. Please revise your statement of stockholders` equity or your disclosures in Note 10 to reflect the number of shares of common stock outstanding and changes in this number for each period for which you present an income statement. The face of your balance sheet should also be revised to state the number of shares issued or outstanding at each balance sheet date. Refer to paragraph 10 of APB
12 and Article 5-02(30) of Regulation S-X.

28. Please be advised that all share and per share disclosures throughout the filing should be retroactively restated for the October 2006 recapitalization in a manner similar to a stock split.
In this regard, we believe that the equity of Full Art prior to the merger date should be restated such that the number of shares outstanding immediately prior to the merger equals the 43,304,125 shares received by Full Art in the merger. When you update to financial statements that include the merger date, we believe that the 2,275,000 shares held by CAEI immediately prior to the merger should be reflected on a separate line item titled "Shares effectively issued to former CAEI shareholders as part of the October
17, 2006 recapitalization," presented as though this were an issuance of stock on October 17, 2006. Similarly, the shares issued for services on the merger date and the private placement on the merger date should be reflected as separate line items and presented as issuances of stock on October 17, 2006. Changes in equity subsequent to the merger date should be presented in accordance with U.S. GAAP.
Refer to SAB Topic 4C and paragraph 54 of SFAS 128.

Note 1 - Organization and Principal Activities, page F-22

29. Based on the description of your business elsewhere in this filing, it appears that you are primarily a design-and-build construction contractor. We read that you also manage, for a fee, the construction projects of others. Please tell us your revenues from such management fees for each of 2005, 2004, and 2003. If the revenue from these fees exceeds 10% of your total revenues, please tell us what consideration you gave to Article 5-03(b)(1) of Regulation S-X.

30. We read that you undertake construction contracts through your wholly owned subsidiary alone or in partnership with other contractors through joint ventures. Please tell us how you account for these joint ventures, and tell us your revenues from joint ventures for each of 2005, 2004, and 2003. If these joint ventures are significant to your operations, please tell us why you have not provided the disclosures required by APB 18.

Note 2(m) - Revenue and Cost Recognition, page F-25

31. We note that you account for revenues from construction contracts under the percentage of completion method. Please also disclose how you calculate gross profit on these contracts. Refer to paragraphs
79-81 of SOP 81-1.

32. Please tell us if your construction contracts have change orders or claims. If so, please disclose your accounting policy for change orders and claims. Refer to paragraphs 61-67 of SOP 81-1.

Note 10 - Common Stock, page F-31

33. Please confirm to us, if true, that through the date of your response you have not issued any stock or stock equivalents as compensation to employees.

Resale Prospectus

Selling Stockholders, page 54A

34. If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, CAEI must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

35. If a selling stockholder is a broker-dealer`s affiliate, include disclosure that this broker-dealer`s affiliate:

* Purchased the securities to be resold in the ordinary course of business.

* Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If CAEI is unable to make the representations noted above in the prospectus, CAEI must state in the prospectus that the selling stockholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

Exhibits

36. We note that you intend to file by amendment some exhibits, including the underwriting agreement and the legality opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement`s effectiveness.

8-K dated October 17, 2006 and filed October 20, 2006

Exhibit 10.1

37. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file exhibit A to the exhibit, please refile the exhibit in its entirety.

Exhibits 10.6, 10.7, 10.8, 10.9, and 10.10

38. This disclosure appears in section 2(1) of the employment agreements: "The Employer agrees to employ Mr. Luoyi as Director."
Please confirm that this is an accurate translation of the employment agreements. We note the same disclosure in section 2(1) of exhibit
10.3 that is Mr. Luo`s employment agreement.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Exhibit 31 - Certification

39. We note the following errors or omissions related to your certification required by Exchange Act Rule 13a-14(a):

* paragraph four replaces the words "the small business issuer`s other certifying officer and I are" with "I am";

* paragraph 4(d) omits the language "(the small business issuer`s fourth fiscal quarter in the case of an annual report)"; and

* paragraph five replaces the words "the small business issuer`s other certifying officer and I" with "I".

In future filings, please revise your certification to use the exact wording as provided in Item 601(b)(31) of Regulation S-B.

Closing

	File amendments to the SB-2 and the 8-K in response to the comments. To expedite our review, CAEI may wish to provide us three marked courtesy copies of the amendments. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CAEI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CAEI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If CAEI requests acceleration of the registration statement`s effectiveness, CAEI should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CAEI from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* CAEI may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that CAEI provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Dale
Welcome,
Staff Accountant, at (202) 551-3865 or Jennifer K. Thompson, Staff Accountant, at (202) 551-3737. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at
(202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





 Pamela A. Long
                          Assistant Director

cc:	Thomas J. Poletti, Esq.
	Anh Q. Tran, Esq.
	Kirkpatrick & Lockhart Nicholson Graham LLP
	10100 Santa Monica Boulevard, 7th Floor
	Los Angeles, CA 90067

	Joseph V. Stubbs, Esq.
	Scott Galer, Esq.
	Stubbs Alderton & Markiles, LLP
	15260 Ventura Boulevard, 20th Floor
	Sherman Oaks, CA 91403



Mr. Luo Ken Yi
December 8, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE